UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS THIRD-QUARTER 2013 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated net sales and operating segment income grew by 8.1% and 6.1%, respectively

➢	Content revenue growth of 5.3% with an operating segment income margin of 50.2%

➢	Royalties from Univision reached US$71.4 million, a growth of 15.2% from third-quarter last year

➢	Record revenues in Sky reaching Ps.4.1 billion, a growth of 10% from third quarter last year

➢	Strong revenue growth in our cable and telecom segment of over 12%

Consolidated Results

Mexico City, D.F., October 24, 2013—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for third quarter 2013. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2013 and 2012, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2013 with 2012:

	3Q’13	Margin %	3Q’12	Margin %	Change %
Net sales	18,763.1	100.0	17,357.5	100.0	8.1
Operating segment income	7,960.9	41.6	7,506.5	42.4	6.1
Net income	2,631.6	14.0	3,224.6	18.6	(18.4)
Net income attributable to stockholders of the Company	2,389.3	12.7	2,860.4	16.5	(16.5)

Net sales increased 8.1% to Ps.18,763.1 million in third quarter 2013 compared with Ps.17,357.5 million in third quarter 2012. This increase was attributable to strong growth in both our content and our distribution businesses. Operating segment income increased 6.1%, reaching Ps.7,960.9 million with a margin of 41.6%.

Net income attributable to stockholders of the Company decreased to Ps.2,389.3  million, or 16.5%, in  third quarter 2013 compared with Ps.2,860.4 million in third quarter 2012. The net decrease of Ps.471.1 million reflected i) a Ps.385.1 million increase in depreciation and amortization; ii) a Ps.290.3 million increase in other finance expense, net; iii) a Ps.271.5 million increase in income taxes; iv) a Ps.169.0 million increase in interest expense; and v) a Ps.131.0 million in foreign exchange loss, net. These unfavorable variances were partially offset by i) an increase in operating segment income of Ps.454.4 million; ii) a Ps.159.2 million decrease in other expense, net; and iii) a Ps.121.9 million decrease in net income attributable to non-controlling interests.

Third Quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2013 and 2012, for each of our business segments. Consolidated results for the third quarter 2013 and 2012 are presented in millions of Mexican pesos.

Net Sales	3Q’13%		3Q’12%		Change %
Content	8,794.0	46.0	8,349.8	47.1	5.3
Publishing	785.4	4.1	828.3	4.7	(5.2)
Sky	4,089.8	21.4	3,722.7	21.0	9.9
Cable and Telecom	4,374.5	22.8	3,890.6	22.0	12.4
Other Businesses	1,085.4	5.7	920.1	5.2	18.0
Segment Net Sales	19,129.1	100.0	17,711.5	100.0	8.0
Intersegment Operations1	(366.0)		(354.0)		(3.4)
Net Sales	18,763.1		17,357.5		8.1

Operating Segment Income2	3Q’13	Margin %	3Q’12	Margin %	Change %
Content	4,415.1	50.2	4,227.2	50.6	4.4
Publishing	64.9	8.3	123.5	14.9	(47.4)
Sky	1,903.7	46.5	1,713.6	46.0	11.1
Cable and Telecom	1,479.1	33.8	1,430.3	36.8	3.4
Other Businesses	98.1	9.0	11.9	1.3	724.4
Operating Segment Income	7,960.9	41.6	7,506.5	42.4	6.1
Corporate Expenses	(295.2)	(1.5)	(277.0)	(1.6)	(6.6)
Depreciation and Amortization	(2,490.3)	(13.3)	(2,105.2)	(12.1)	(18.3)
Other Expense, net	(101.1)	(0.5)	(260.3)	(1.5)	61.2
Operating Income	5,074.3	27.0	4,864.0	28.0	4.3

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expenses, net.

Content	Third quarter sales increased 5.3% to Ps.8,794.0 million compared with Ps.8,349.8 million in third quarter 2012.
Millions of Mexican pesos	3Q’13%	3Q’12%	Change %
Advertising	6,426.7	73.1	6,119.7	73.3	5.0
Network Subscription Revenue	872.3	9.9	821.7	9.8	6.2
Licensing and Syndication	1,495.0	17.0	1,408.4	16.9	6.1
Net Sales	8,794.0	100.0	8,349.8	100.0	5.3

Advertising revenue grew by 5.0%. These results reflect an increase in commercialized time both in our free to air and pay TV networks, as well as the strength of television as the advertising platform of choice. Following the trend of the first half of the year, our content continued to deliver solid audiences during the third quarter.

Network Subscription Revenue increased by 6.2%. During the quarter, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies.

Licensing and Syndication revenue increased by 6.1%. The growth is explained mainly by an increase of 15.2% in royalties from Univision, from US$62.0 million in third quarter 2012 to US$71.4 million in third quarter 2013. This effect was partially compensated by i) a decrease in licensing revenues from the rest of the world; and ii) lower revenues from our  coproductions overseas.

In the aggregate, the content segment results reflect a negative translation effect on foreign-currency-denominated sales that amounted to Ps.20.8 million.

Third quarter operating segment income increased 4.4% to Ps.4,415.1 million compared with Ps.4,227.2 million in third quarter 2012; the margin was 50.2%.
Publishing
Third quarter sales decreased 5.2% to Ps.785.4 million compared with Ps.828.3 million in third quarter 2012. The decrease is explained by lower circulation and advertising revenues in Mexico and the rest of the world and a negative translation effect on foreign-currency-denominated sales. Sales outside Mexico represented 60.5% of the segment.

Third quarter operating segment income decreased 47.4% to Ps.64.9 million compared with Ps.123.5 million in third quarter 2012, and the margin was 8.3%. This decrease reflects lower sales and higher marketing expenses. This effect was partially compensated by i) a positive translation effect on foreign-currency-denominated costs and expenses; and ii) a decrease in paper, printing and editing costs.

Sky
Third quarter sales grew by 9.9% to Ps.4,089.8 million compared with Ps.3,722.7 million in third quarter 2012. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings and the attractiveness of Sky’s traditional pay-TV packages. The number of net active subscribers increased by 232,671 during the quarter to 5,878,925 as of September 30, 2013, compared with 4,883,388 as of September 30, 2012. Sky ended the quarter with 202,675 subscribers in Central America and the Dominican Republic.

Third quarter operating segment income increased 11.1% to Ps.1,903.7 million compared with Ps.1,713.6 million in third quarter 2012, and the margin was 46.5%.
Cable and Telecom
Third quarter sales increased 12.4% to Ps.4,374.5 million compared with Ps.3,890.6 million in third quarter 2012. Revenues from our three cable operations Cablevisión, Cablemás and TVI, and Bestel experienced solid growth. Voice and Data revenue generating units, or RGUs, continued to be the main drivers of growth, growing on average 19.4% and 25.4% compared with third quarter 2012, respectively, while Video RGUs expanded by 8.9%.

Year-over-year, Cablevisión, Cablemás, TVI and Bestel net sales increased 10.1%, 16.1%, 11.9%, and 8.8% respectively.
The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries as of September 30, 2013.
Cablevisión	Cablemás	TVI	Total
Video	847,662	1,189,842	426,612	2,464,116
Broadband	627,324	668,487	270,849	1,566,660
Voice	392,659	334,395	144,611	871,665
RGUs	1,867,645	2,192,724	842,072	4,902,441

Third quarter operating segment income increased 3.4% to Ps.1,479.1 million compared with Ps.1,430.3 million in third quarter 2012, and the margin reached 33.8%. These results reflect continued growth in the customer base of cable platforms that was partially offset by higher personnel, leasing and marketing costs and expenses.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,411.2	1,569.4	683.6	820.1
Operating Segment Income(1)	540.3	516.0	235.0	195.2
Margin	38.3%	32.9%	34.4%	23.8%

(1) These results do not include consolidation adjustments of Ps.109.8 million in revenues nor Ps.7.4 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses

Third quarter sales increased 18.0% to Ps.1,085.4 million compared with Ps.920.1 million in third quarter 2012. This increase is explained mainly by i) an increase in the revenues of our soccer business; ii) an increase in the revenues of our gaming business due to an increase in the revenues of our bingo halls; iii) an increase in the revenues of our radio business due to higher advertising revenues; and iv) an increase in the revenues of our feature-film distribution business.

Third quarter operating segment income increased to Ps.98.1 million compared with Ps.11.9 million in third quarter 2012, and the margin reached 9.0%. These results reflect the increase in revenues of our soccer, gaming, radio and feature-film distribution businesses.

Corporate Expenses

Share-based compensation expense in third quarter 2013 and 2012 amounted to Ps.164.7 million and Ps.157.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, net

Other expense, net, decreased by Ps.159.2 million, or 61.2%, to Ps.101.1 million in third quarter 2013, from Ps.260.3 million  in third quarter 2012. This decrease reflected primarily a lower loss on disposition of property and equipment.

Other expense, net, in third quarter 2013, included primarily donations, financial advisory and professional services, and loss on disposition of property and equipment.

Non-operating Results

Finance Expense, net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the quarters ended September 30, 2013 and 2012.

	3Q’13	3Q’12	Increase (decrease)
Interest expense	1,233.9	1,064.9	169.0
Interest income	(261.8)	(212.6)	(49.2)
Foreign exchange loss (gain), net	121.4	(9.6)	131.0
Other finance expense (income), net	68.5	(221.8)	290.3
Finance expense, net	1,162.0	620.9	541.1

The finance expense, net, increased by Ps.541.1 million, or 87.1%, to Ps.1,162.0 million in third quarter 2013 from Ps.620.9 million in third quarter 2012. This increase reflected primarily i) a Ps.290.3 million increase in other finance expense, net, resulting primarily from a loss in derivative financial instruments in third quarter 2013 compared with a gain in third quarter 2012; ii) a Ps.169.0 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in third quarter 2013; and iii) a Ps.131.0 million increase in foreign exchange loss resulting primarily from the effect of a 0.9% depreciation of the Mexican peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in third quarter 2013 compared with a 3.3% appreciation and a lower U.S. dollar liability position in third quarter 2012. These unfavorable variances were offset by a Ps.49.2 million increase in interest income explained primarily by a higher average amount of cash, cash equivalents and temporary investments in third quarter 2013.

Share of Losses of Jointly Controlled Entities and Associates, Net

Share of loss of joint ventures and associates, net, decreased by Ps.9.3 million, or 4.4%, to Ps.199.8 million in third quarter 2013 from Ps.209.1 million in third quarter 2012. This decrease reflected a reduction in our share of loss of GSF, our 50% joint venture in the Iusacell telecom business.

Income Taxes

Income taxes increased by Ps.271.5 million, or 33.5%, to Ps.1,080.9 million in third quarter 2013 compared with  Ps.809.4  million in third quarter 2012. This increase reflected primarily a higher effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.121.9  million, or 33.5%, to Ps.242.3 million in third quarter 2013, compared with Ps.364.2 million in  third quarter 2012. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment.

Other Relevant Information

Capital Expenditures and Investments

During third quarter 2013, we invested approximately US$291.0 million in property, plant and equipment as capital expenditures, including approximately US$164.9 million for our Cable and Telecom segment, US$80.1 million for our Sky segment, and US$46.0 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during third quarter 2013 included approximately US$58.0 million for Cablevisión, US$64.8 million for Cablemás, US$31.6 million for TVI, and US$10.5 million for Bestel.

During third quarter 2013, we made an additional capital contribution in connection with our 50% joint interest in GSF in the aggregate amount of Ps.150.0 million.

During third quarter 2013, we made an investment in the amount of Ps.7,000 million in convertible debt instruments which, subject to regulatory approval, will allow us to acquire 95% of the equity interest of Tenedora Ares, S.A.P.I. de C.V. (“Ares”), owner of 51% of the equity interest of Grupo Cable TV, S.A. de C.V. (“Cablecom”), a telecommunications company that offers video, telephony and data services in Mexico. In addition, Ares will have an option to acquire in the future, subject to regulatory approvals, the remaining 49% of the equity interest of Cablecom. Also, as part of this transaction, we invested in a long-term debt instrument issued by Ares in the amount of US$195.0 million.

Debt and Finance Lease Obligations

The following table sets forth our total consolidated debt and finance lease obligations as of September 30, 2013 and December 31, 2012. Amounts are stated in millions of Mexican pesos.

	Sep 30, 2013	Dec 31, 2012	Increase (decrease)
Short-term debt and current portion of long-term debt	437.5	375.0	62.5

Long-term debt, net of finance costs of Ps.824.0 and Ps.798.0 as of September 30, 2013 and December 31, 2012, respectively	59,810.5	52,616.4	7,194.1

Total debt	60,248.0	52,991.4	7,256.6

Current portion of finance lease obligations	438.7	439.2	(0.5)

Long-term finance lease obligations (excluding current portion)	4,556.6	4,531.9	24.7

Total finance lease obligations	4,995.3	4,971.1	24.2

As of September 30, 2013, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.37,562.6 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of September 30, 2013, amounted to Ps.4,326.5 million.

Shares Outstanding

As of September 30, 2013 and December 31, 2012, our shares outstanding amounted to 335,618.0 million and 333,897.9 million shares, respectively, and our CPO equivalents outstanding amounted to 2,868.5 million and 2,853.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2013 and December 31, 2012, the GDS (Global Depositary Shares) equivalents outstanding amounted to 573.7 million and 570.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2438 / Fax: (52 55) 5261 2494 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 5224 6420 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012
(Millions of Mexican Pesos)

	September 30,		December 31,
	2013		2012
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	15,195.9	Ps.	19,063.3
Temporary investments		3,163.0		5,317.3
Trade notes and accounts receivable, net		10,777.7		18,982.3
Other accounts and notes receivable, net		3,654.0		2,475.5
Derivative financial instruments		5.9		2.4
Due from affiliated companies		1,235.2		1,436.9
Transmission rights and programming		5,246.4		4,462.3
Inventories, net		1,894.1		1,508.6
Other current assets		2,313.2		1,389.1
Total current assets		43,485.4		54,637.7

Non-current assets:
Accounts receivable		486.0		334.8
Derivative financial instruments		6.9		12.6
Transmission rights and programming		8,672.7		6,435.6
Investments in financial instruments		31,418.4		20,867.6
Investments in joint ventures and associates		22,743.5		22,111.3
Property, plant and equipment, net		49,826.7		48,267.3
Intangible assets, net		11,217.0		11,126.8
Deferred income taxes		2,501.6		1,100.8
Other assets		92.6		102.6
Total non-current assets		126,965.4		110,359.4
Total assets	Ps.	170,450.8	Ps.	164,997.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012
(Millions of Mexican Pesos)

	September 30,		December 31,
	2013		2012
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	437.5	Ps.	375.0
Current portion of finance lease obligations		438.7		439.2
Trade accounts payable		8,810.4		8,594.1
Customer deposits and advances		10,345.9		21,215.9
Income taxes payable		222.8		512.6
Other tax payable		713.7		843.2
Accrued interest		963.5		741.8
Employee benefits		609.8		301.8
Derivative financial instruments		-		1.2
Due to affiliated companies		154.9		27.5
Other accrued liabilities		3,777.3		3,193.3
Total current liabilities		26,474.5		36,245.6
Non-current liabilities:
Long-term debt, net of current portion		59,810.5		52,616.4
Finance lease obligations, net of current portion		4,556.6		4,531.9
Derivative financial instruments		376.4		351.6
Customer deposits and advances		942.3		769.3
Other long-term liabilities		3,680.3		1,977.9
Post-employment benefits		218.6		38.8
Total non-current liabilities		69,584.7		60,285.9
Total liabilities		96,059.2		96,531.5

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		47,675.5		40,139.3
Net income for the period		5,284.4		8,760.6
		55,098.9		51,038.9
Accumulated other comprehensive income, net		2,213.3		1,805.9
Shares repurchased		(12,627.4)		(13,103.2)
		44,684.8		39,741.6
Equity attributable to stockholders of the Company		65,552.7		60,609.5
Non-controlling interests		8,838.9		7,856.1
Total equity		74,391.6		68,465.6
Total liabilities and equity	Ps.	170,450.8	Ps.	164,997.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	18,763.1	Ps.	17,357.5	Ps.	52,347.6	Ps.	49,498.0

Cost of sales		9,697.2		8,991.7		28,115.2		26,267.2

Selling expenses		1,837.7		1,432.6		5,066.3		4,548.4

Administrative expense		2,052.8		1,808.9		5,907.7		5,433.2
Income before other (expense) income		5,175.4		5,124.3		13,258.4		13,249.2
Other (expense) income, net		(101.1)		(260.3)		160.8		(433.3)
Operating income		5,074.3		4,864.0		13,419.2		12,815.9
Finance expense		(1,423.8)		(1,064.9)		(3,965.7)		(4,067.4)
Finance income		261.8		444.0		791.7		734.6
Total finance expense, net		(1,162.0)		(620.9)		(3,174.0)		(3,332.8)
Share of loss of joint ventures and associates, net		(199.8)		(209.1)		(923.2)		(233.8)
Income before income taxes		3,712.5		4,034.0		9,322.0		9,249.3
Income taxes		1,080.9		809.4		2,945.5		2,285.2
Net income	Ps.	2,631.6	Ps.	3,224.6	Ps.	6,376.5	Ps.	6,964.1

Net income attributable to:
Stockholders of the Company	Ps.	2,389.3	Ps.	2,860.4	Ps.	5,284.4	Ps.	5,762.6
Non-controlling interests		242.3		364.2		1,092.1		1,201.5
Net income	Ps.	2,631.6	Ps.	3,224.6	Ps.	6,376.5	Ps.	6,964.1

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.84	Ps.	1.01	Ps.	1.85	Ps.	2.03

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 25, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel